

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2024

Jason Alger
Chief Financial Officer
Health Catalyst, Inc.
10897 South River Front Parkway #300
South Jordan , UT 84095

> **Re: Health Catalyst, Inc.**
> **Form 10-K filed February 22, 2024**
> **Form 10-Q filed on November 6, 2023**
> **File No. 001-38993**

Dear Jason Alger:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                     Sincerely,

                     Division of Corporation Finance
                     Office of Technology